4600 Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

April 28, 2015

VIA EDGAR CORRESPONDENCE

Ms. Allison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Ms. White:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Number: 0001193125-15-048755) with the Securities and Exchange Commission (the “Commission”) on February 13, 2015, relating to Transamerica American Funds Managed Risk VP, a new series of the Registrant and Transamerica PineBridge Inflation Opportunities VP, a series of the Registrant (each, a “Portfolio” and collectively, the “Portfolios”). The Staff’s comments were conveyed to the Registrant by telephone on March 16, 2015.

The Staff noted that all comments to each Portfolio’s summary section, as noted below, generally also apply to the disclosure with respect to the Portfolios in the section entitled “More on Each Portfolio’s Strategies and Investments,” as well as “More on Risks of Investing in the Portfolios,” as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolios, and the Registrant’s responses thereto.

Transamerica American Funds Managed Risk VP

1.	Principal Investment Strategies: Pursuant to the Commission’s Division of Investment Management IM Guidance Update 2014-11, please consider whether it is appropriate to consolidate the financial statements of the Portfolio with American Funds Insurance Series Asset Allocation Fund, the underlying portfolio in which the Portfolio invests (the “Underlying Portfolio”).

Response: The Registrant notes that the Portfolio and the Underlying Portfolio are not part of the same group of investment companies. The Registrant also notes that the Portfolio will, under normal circumstances, invest at least 80% of its net assets in the Underlying Portfolio and use derivatives instruments to seek to manage the Portfolio’s return volatility. As a result, the securities issued by the Underlying Portfolio will, under normal circumstances, not be the only investments held by the Portfolio. Therefore, the Registrant respectfully submits that it will not be appropriate to consolidate the financial statements of the Portfolio and the Underlying Portfolio.

2.	Principal Risks: Please confirm that, consistent with the Portfolio’s investment objective, the sub-adviser will allocate the Portfolio’s assets to one underlying portfolio. If so, please consider revising the “Asset Allocation” risk factor accordingly.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comments.

3.	Principal Risks: Please confirm that the sub-adviser, rather than the manager of the Underlying Portfolio, allocates the Portfolio’s assets. If so, please consider revising the “Asset Allocation” risk factor accordingly.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comments.

4.	Principal Risks: Please consider revising the “Market Risk” risk factor for brevity. The Staff notes that the more detailed disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9 of Form N-1A.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant has therefore not made revisions to the disclosure.

5.	Principal Risks: Please consider revising the “Money Markets Funds” risk factor disclosure to describe the impact of the recent money market fund rule amendments.

Response: The Registrant notes that the Item 9 “Money Market Fund Reform” risk factor has covered the impact of the recent money market funds rule amendments. The Registrant has therefore not made revisions to the disclosure.

6.	Purchase and Sale of Portfolio Shares: Please confirm if shares of the Portfolio may also be sold to the asset allocation portfolios.

Response: The Registrant confirms that the Portfolios will not be sold to the asset allocation portfolios at this time.

7.	More on the Portfolio’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-8, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising the disclosure in a future update.

8.	More on the Risks of Investing in the Portfolio: Please confirm whether “CFTC Regulation” and “Short Sales” risk factors are Principal Risks applicable to the Portfolio. If so, please consider adding related disclosure to the Portfolio’s summary section.

Response: The Registrant confirms that the “CFTC Regulation” and “Short Sales” risk factors are not principal risks of the Portfolio.

9.	Fees and Expenses: Please confirm that “Other Expenses” includes all short sales by the Portfolio.

Response: The Registrant so confirms.

10.	More on the Risks of Investing in the Portfolio: Please consider revising the disclosure in the “Underlying Portfolios” risk factor to reflect that the Portfolio’s assets will be invested in one Underlying Portfolio.

Response: The Registrant notes that each of the risk factors found in the “More on the Risks of Investing in the Portfolio” apply to each of the portfolios offered through the prospectus. As a result, the Registrant has not made revisions consistent with the Staff’s comments.

11.	More on the Risks of Investing in the Portfolio: Please define “TAM” before first use in the “Conflicts of Interest” risk factor disclosure.

Response: The Registrant has made revisions consistent with the Staff’s comments.

12.	Shareholder Information: If applicable, please confirm that a discussion regarding the Board of Trustees’ approval of the Portfolio’s investment sub-advisory agreement will be available in the fund’s semi-annual report for the fiscal period ending June 30, 2015.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

13.	Features and Policies: Please clarify that the Portfolio only offers Service Class shares.

Response: The Registrant confirms Transamerica American Funds Managed Risk VP will only offer Service Class shares.

Transamerica PineBridge Inflation Opportunities VP

14.	Principal Risks: Please revise the “Derivatives” risk disclosure to focus on those derivatives in which the Portfolio will invest.

Response: The Registrant believes that the Portfolio’s current disclosure appropriately discloses the risks associated with investing in derivatives and is consistent with the requirements of Item 3 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

15.	Performance: Please consider clarifying the following disclosure: “Absent any limitation of the portfolio’s expenses, total returns would be lower.”

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising the disclosure in a future update.

16.	Performance: Please ensure that the reference to the webpage available to obtain performance information is accurate.

Response: The Registrant has made revisions consistent with the Staff’s comment.

17.	Risk/Return Bar Chart and Table: Pursuant to Instruction 2(c) to Item (4)(b)(2), please explain the reason(s) for the selection of a different index and provide information for both the newly-selected and formed index.

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.	More on the Portfolio’s Strategies and Investments: Pursuant to the Commission’s Division of Investment Management IM Guidance Update 2014-8, please consider revising the disclosure in the section “More on the Portfolio’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising the disclosure in a future update.

19.	More on the Risks of Investing in the Portfolio: Please confirm whether the following risk factors are Principal Risks applicable to the Portfolio: “Absence of Regulation,” “Equity Securities,” “Expenses,” “Mortgage-Related and Asset-Backed Securities,” and “Repurchase Agreements.” If applicable, please include related disclosure to the Portfolio’s summary section.

Response: The Registrant confirms that such risk factors are not principal risks of the Portfolio.

20.	More on the Risks of Investing in the Portfolio: Please confirm whether the “Securities Lending” risk factor is a Principal Risk applicable to the Portfolio. If so, please consider adding related disclosure to the Portfolio’s Principal Risk section.

Response: The Registrant confirms that such risk factor is not a principal risk of the Portfolio.

21.	More on Risks of Investing in the Portfolio: Please define “TAM” before first use in the “Conflicts of Interest” risk factor disclosure.

Response: The Registrant has made revisions consistent with the Staff’s comments.

22.	Shareholder Information: If applicable, please confirm that a discussion regarding the Board of Trustees’ approval of the Portfolio’s investment sub-advisory agreement will also be available in the fund’s semi-annual report for the fiscal period ending June 30, 2015.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

Statement of Additional Information

23.	Additional Information about Fundamental Investment Policies: Please confirm that Transamerica American Funds Managed Risk VP intends to “look through” to the securities held by the Underlying Portfolio to ensure its compliance with its fundamental investment policy relating to its concentration of investments.

Response: The Registrant notes that Transamerica American Funds Managed Risk VP may not make any investment if, as a result, its investments will be concentrated in any one industry, as the relevant terms are used in the Investment Company Act of 1940, as amended (the “1940 Act”), as interpreted or modified by regulatory authority having jurisdiction, from time to time. The Registrant further notes that the Underlying Portfolio may not purchase the securities of any issuer if, as a result of such purchase, its investments would be concentrated in any particular industry.

24.	Investment Policies/Additional Information Regarding Investment Practices: Please revise the narrative disclosure under “Additional Information about Fundamental Investment Policies” on concentration to clarify that the Portfolios cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

25.	Additional Information about Fundamental Investment Policies: If the Portfolios will sell credit default swaps, please confirm supplementally that the full notional value of the swap will be covered.

Response: If a Portfolio is the seller of a credit default swap, each Portfolio will cover the full notional value of its payment obligation in the event of a default on the referenced obligation.

26.	Disclosure of Portfolio Holdings: Please provide the information required by Item (f)(1)(iii) regarding the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response: The Registrant notes that “Disclosure of Portfolio Holdings” section states that “the frequency with which such information may be disclosed, and the length of the lag, if any, between the disclosure date of the information and the date on which the information is publicly disclosed, varies based on the terms of the applicable confidentiality agreement.” As a result, the Registrant has therefore not made revisions to the disclosure.

27.	Management of the Trust – Board Committees: Please revise the disclosure to include the specific information a shareholder is required to submit in order to recommend a nominee to the Board of Trustees.

Response: The Registrant has reviewed the current disclosure and believes it is sufficient. The Registrant has made revisions to note that the Trust’s Nominating Committee will consider all submissions meeting the applicable requirements that are received by December 31 of the most recently completed calendar year.

28.	Distributor and Distribution Plan: Please include disclosure required pursuant to Item 25(a)(3) and Item 25(b) of Form N-1A.

Response: The Registrant has reviewed the current disclosure and believes it is responsive to Item 25(a)(3) and Item 25(b) of Form N-1A.

30.	Appendix B – Portfolio Managers: Please consider adding disclosure related to PineBridge Investments LLC’s compensation to portfolio managers to include the qualitative and quantitative methods applied in measuring the individual performance of portfolio managers, and whether performance is measured pre-tax or post-tax, and over what period. If performance is measured against a benchmark, please identify the benchmark.

Response: The Registrant has made revisions consistent with the Staff’s comment.

General Comments

31.	Part C: Please confirm that the Auditor’s Consent will be filed as an exhibit.

Response: The Registrant so confirms.

*****

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.